Form 40-F
period 2005-12-31
TRIZEC CANADA INC
filed 2006-03-17
CIK 1172367

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40–F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2005
Commission File Number: 000-51279
TRIZEC CANADA INC.
(Exact Name of Registrant as Specified in Its Charter)

Canada	6500	98-0477428
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number (if Applicable))	(I.R.S. Employer Identification No. (if Applicable))
BCE Place, Suite 3820, 181 Bay Street, P.O. Box 800,
Toronto, Ontario, Canada M5J 2T3
(416) 682-8600
(Address and Telephone Number of Registrant’s Principal Executive Offices)
CT Corporation System
111 Eighth Avenue, 13th Floor
New York, NY 10011
(212) 894-8400
(Name, Address (Including Zip Code) and Telephone Number (Including Area Code)
of Agent for Service in the United States)
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

None	None
Securities registered or to be registered pursuant to Section 12(g) of the Act:
Subordinate Voting Shares
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
For annual reports, indicate by check mark the information filed with this form:
☑ Annual Information Form                      ☑ Audited Annual Financial Statements
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 52,400,097 Subordinate Voting Shares
Indicate by check mark whether the registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the registrant in connection with such rule. Yes ☐ No ☑
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13(d) or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No☐

FORWARD-LOOKING STATEMENTS
DOCUMENTS FILED PURSUANT TO GENERAL INSTRUCTIONS
CONTROLS AND PROCEDURES
AUDIT COMMITTEE
CODE OF ETHICS
PRINCIPAL ACCOUNTANT FEES AND SERVICES
AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES
OFF-BALANCE SHEET ARRANGEMENTS
CONTRACTUAL OBLIGATIONS
UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
SIGNATURES
EXHIBIT INDEX
EX-99.1: RENEWAL ANNUAL INFORMATION FORM
EX-99.2: COMPARATIVE AUDITED CONSOLIDATED FINANCIAL STATEMENTS
EX-99.3: MANAGEMENT'S DISCUSSION AND ANALYSIS
EX-99.4: ITEM 17 RECONCILIATION TO AUDITED ANNUAL FINANCIAL STATEMENTS
EX-99.5: CONSENT OF PRICEWATERHOUSECOOPERS LLP
EX-99.6: CERTIFICATION
EX-99.7: CERTIFICATION
EX-99.8: CERTIFICATION
EX-99.9: CERTIFICATION

FORWARD-LOOKING STATEMENTS
The Exhibits incorporated by reference into this Annual Report contain “forward-looking information” which may include, but is not limited to, statements with respect to the future or operating performance of Trizec Canada Inc. (the “Registrant”), its subsidiaries and its projects. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance of achievements of the Registrant and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include among others, general business economic, competitive, political and social uncertainties, as well as the ability of the Registrant to pay quarterly dividends, which is subject to the discretion of the Board of Directors of the Registrant and the amounts received from Trizec Properties, Inc. and other factors discussed in the section entitled “Risk Factors” in the Renewal Annual Information Form of the Registrant filed as Exhibit 99.1 to this Annual Report. Although the Registrant has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.
Forward-looking statements contained in the Exhibits incorporated by reference into this Annual Report are made as of the respective dates set forth in such Exhibits and the Registrant disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.
DOCUMENTS FILED PURSUANT TO GENERAL INSTRUCTIONS
In accordance with General Instruction B.(3) of Form 40-F, the Registrant hereby incorporates by reference Exhibit 99.1 through Exhibit 99.3, inclusive, as set forth in the Exhibit Index attached hereto.
In accordance with General Instruction C.(2) of Form 40-F, the Registrant hereby incorporates by reference Exhibit 99.4, the reconciliation of the financial statements for the year ended December 31, 2005 to U.S. Generally Accepted Accounting Practices as required by Item 17 of Form 20-F under the Exchange Act, as set forth in the Exhibit Index attached hereto.
In accordance with General Instruction D.(9) of Form 40-F, the Registrant has filed a written consent of certain experts named in the foregoing Exhibits as Exhibit 99.5, as set forth in the Exhibit Index attached hereto.

CONTROLS AND PROCEDURES
Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the CEO and CFO, on a timely basis so that appropriate decisions can be made regarding public disclosure.
An evaluation of the effectiveness of the design and operations of our disclosure controls and procedures was conducted as of December 31, 2005, by and under the supervision of Trizec Canada’s management, including the CEO and CFO. Based on this evaluation, the CEO and CFO have concluded that Trizec Canada’s disclosure controls and procedures, as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the Exchange Act), are effective to ensure that information required to be disclosed in reports that Trizec Canada files and submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in those rules and forms.
Internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of Trizec Canada’s financial reporting and compliance with Canadian generally accepted accounting principles in its financial statements.
Trizec Canada’s management has evaluated whether there are changes in its internal controls over financial reporting during the year ended December 31, 2005 that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting. No such changes were identified through management’s evaluation or any other means.
For the year ending December 31, 2006, Trizec Canada expects to comply with Section 404 of the Sarbanes-Oxley Act, which requires that Trizec Canada issue a report on management’s assessment of the effectiveness of its internal controls over financial reporting and the management’s assessment be independently audited by the shareholders’ auditors.
AUDIT COMMITTEE
Audit Committee Financial Expert
Trizec Canada Inc. has no “audit committee financial expert” as defined by the Securities and Exchange Commission. At this time, the Board of Directors does not believe that it is necessary to actively search for an outside person to serve on the Board of Directors who would qualify as an audit committee financial expert under the rule adopted by the Securities and Exchange Commission. All of the members of the Audit Committee are independent directors, who are financially literate and have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity that can reasonably be expected to be raised by the Corporation’s financial statements. The members of the Audit Committee are fully qualified to monitor the performance of management, the public disclosures by the Corporation of its financial condition and performance, its internal accounting operations, and its independent auditors. In addition, the Audit Committee has the ability on its own to retain independent auditors or other consultants whenever it deems appropriate.
CODE OF ETHICS
Trizec Canada has adopted a Code of Ethics (the “Code”) which applies to all directors, officers and employees of the Corporation, including Trizec Canada’s principal executive officer, principal financial officer and principal accounting officer. The Code is available at Trizec Canada’s internet website, www.trizeccanada.com, in the Corporate Governance section.
PRINCIPAL ACCOUNTANT FEES AND SERVICES
The fees billed by PricewaterhouseCoopers LLP for audit and non-audit services for the years ended December 31, 2005 and 2004 are set out in the table below.

Type of Fees (US$ millions)
For the years ended December 31,	2005	2004

Audit fees(1)	$0.4	0.3
Audit-related services(2)	—	0.1
Tax services fees(3)	0.4	0.5
All other fees(4)	0.3	0.1

Total	$1.1	1.0

(1)	Audit fees include professional services rendered by the external auditors to perform the annual audit and quarterly reviews of the Corporation’s consolidated financial statements, and accounting consultations and services required by legislation such as comfort letters, consents, reviews of security filings and statutory audits.

(2)	Audit-related services include accounting consultations on proposed transactions, internal control reviews and audit of subsidiaries not required by legislation or consultation.

(3)	Tax service fees include all services for tax compliance, tax planning and tax advice.

(4)	All other fees in 2005 relate principally to support services provided for a proposed capital transaction, which was expected to be beneficial to the Corporation’s shareholders. In 2004, fees are attributable to liquidation services provided to the Corporation for the closure of European entities.
AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES
Trizec Canada’s Audit Committee had adopted procedures for the pre-approval of permitted non-audit services. Annually, the Corporation will provide the Audit Committee with a list of non-audit services that may be provided during the year to the Corporation. The Audit Committee will review the services with the auditor and management, considering whether the provision of the service is compatible with maintaining the auditor’s independence. Management may engage the auditor for specific engagements that are included in the list of pre-approved services referred to above if the estimated fees do not exceed or cause it to exceed the total amount pre-approved. The Audit Committee delegates authority to the Chairman of the Audit Committee to approve requests for non-audit services not included in the pre-approved list of services or for services not previously pre-approved by the Audit Committee, provided that any such services approved by the Chairman will be reported to the full Audit Committee at its next meeting. On a semi-annual basis, management of Trizec Canada is required to update the Audit Committee in respect of the actual amount of fees in comparison to the pre-approved estimate.
OFF-BALANCE SHEET ARRANGEMENTS
Trizec Canada’s management has considered whether the Corporation has off balance sheet arrangements for the year ended December 31, 2005, and has concluded that the Corporation has no such off balance sheet arrangements.
CONTRACTUAL OBLIGATIONS
Trizec Canada’s management has considered whether the Corporation has any known contractual obligations for the year ended December 31, 2005, and has concluded that the Corporation has no such contractual obligations.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
A. UNDERTAKING
     The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities in relation to which the obligation to file an annual report on Form 40-F arises; or to transactions in said securities.
B. CONSENT TO SERVICE OF PROCESS
The Registrant has previously filed with the Commission a Form F-X in connection with the Subordinate Voting Shares.

SIGNATURES
Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

TRIZEC CANADA INC.

By:	/s/ Colin Chapin

Name:	Colin J. Chapin
Title:	Senior Vice President,
Chief Financial Officer and
Corporate Secretary

Dated: March 17, 2006

EXHIBIT INDEX

Exhibit	Description
99.1	Renewal Annual Information Form dated March 16, 2006

99.2	Trizec Canada Inc.’s Comparative Audited Consolidated Financial Statements prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), including the Notes thereto, as at December 31, 2005 and 2004 and for the years ended December 31, 2005 and 2004, together with the Auditor’s report thereon

99.3	Trizec Canada Inc.’s Management Discussion and Analysis (Canadian GAAP) for the year ended December 31, 2005

99.4	Item 17 reconciliation to audited annual financial statements for the year ended December 31, 2005

99.5	Consent of PricewaterhouseCoopers LLP, Chartered Accountants

99.6	Certification of Peter Munk required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of Sarbanes-Oxley Act of 2002

99.7	Certification of Colin J. Chapin required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of Sarbanes-Oxley Act of 2002

99.8	Certification of Peter Munk pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of Sarbanes-Oxley Act of 2002

99.9	Certification of Colin J. Chapin pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of Sarbanes-Oxley Act of 2002